UNITED STATES GASOLINE FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502
(510) 522-9600

October 20, 2009

Via EDGAR

Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	United States Gasoline Fund, LP Form 10-K for the year ended 12/31/2008 Filed on 3/31/2009 Form 10-K/A for the year ended 12/31/2008 Filed on 8/19/2009 File No. 001-33975

Dear Ms. Crittendon:

We are providing the responses to your comments of September 29, 2009, to the United States Gasoline Fund, LP  (“UGA”), on UGA’s Form 10-K for the year ended December 31, 2008 and Form 10-K/A for the year ended December 31, 2008.  Each of your comments is set forth below, followed by our response.

FORM 10-K FOR THE YEAR ENDED 12/31/2008

Item 1. Business, page 1

1.
We note your disclosure in the risk factor on page 53 relating to intellectual property rights that you have a patent pending and that you are registering trademarks.  In future filings please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

Response:  At this time the patent noted on page 53 is pending and, therefore, has not been issued.   Item 101(c)(iv) of Regulation S-K requires disclosure relating to patents held by the issuer.  The patent referred to in this section is not material to the operations of UGA and, therefore, we submit that adding disclosure to future filings with the Commission would not be meaningful to investors.

With respect to trademarks that are being registered, the following disclosure will be included in UGA’s next annual report on Form 10-K:

Yolanda Crittendon
October 20, 2009

“The General Partner owns trademark registrations for UNITED STATES GASOLINE FUND (U.S. Reg. No. 3486625) for “fund investment services in the field of gasoline futures contracts, cash-settled options on gasoline futures contracts, forward contracts for gasoline, over-the-counter transactions based on the price of gasoline, and indices based on the foregoing,” in use since February 22, 2008, and UGA UNITED STATES GASOLINE FUND, LP (and Design) (U.S. Reg. No. 3638984) for “investment services in the field of gasoline futures contracts and other gasoline related investments,” in use since February 26, 2008.  UGA relies upon these trademarks through which it markets its services and strives to build and maintain brand recognition in the market and among current and potential investors.  So long as UGA continues to use these trademarks to identify its services, without challenge from any third party, and properly maintains and renews the trademarks registration under applicable laws, rules and regulations, it will continue to have indefinite protection for these trademarks under current laws, rules and regulations.”

How Does UGA Operate?, page 2

2.
We note the disclosure on page 5, which states that your portfolio composition is disclosed daily on your website.  In future filings, please disclose your portfolio composition as of the last day of the fiscal year.

Response:  As noted in UGA’s prospectus, UGA seeks to achieve its investment objective by investing in a mix of Gasoline Futures Contracts and Other Gasoline Interests such that changes in UGA’s net asset value will closely track the changes in the price of the Benchmark Futures Contract.  The number of Gasoline Futures Contracts or Other Gasoline Interests held by UGA on any given day will depend on creation and redemption activity by its Authorized Purchasers.  A large number of creations or redemptions will either greatly increase or decrease the amount of assets held by UGA and, therefore, greatly increase or decrease the number of Gasoline Futures Contracts or Other Gasoline Interests held by UGA at such time.  Historically, as the spot price of gasoline has decreased, the assets held by UGA have increased, while the assets held by UGA have historically decreased as the spot price of gasoline has increased.  As a result of the fluctuations inherent in the commodities markets, the size of UGA has fluctuated greatly since its inception.  In addition, as UGA has increased in size, it has invested in Other Gasoline Interests in order to achieve its investment objective.  The General Partner believes, therefore, that disclosing the holdings of UGA on a particular day is a snapshot that is not meaningful to investors and may instead be misleading if, following such disclosure, the size of UGA were to change markedly or the nature of the investments held by UGA were to materially change.  For this reason, and as required by the 19b-4 filed on behalf of UGA with the Division of Trading and Markets, UGA is required to disclose on its website, on a daily basis, the Futures Contracts and Other Interests it holds.  The General Partner further notes that the SEC has recently promulgated rules encouraging issuers to include more information about their operations and performance on their website.

Yolanda Crittendon
October 20, 2009

Compensation to the General Partner and Other Compensation … page 22

3.	Please describe to us the expenses included in the line item “ Other Amounts Paid.” Provide similar clarification, as applicable, in your future filings.

Response:  UGA will include footnote disclosure indicating what comprises “Other Amounts Paid” in future filings with the Commission.

4.
Please explain to us the line item for “Expenses Waived.”  Tell us why the expenses were waived and whether you expect similar amounts to be waived in future periods.  Confirm that you will provided similar clarification in your future filings, if applicable.

Response:  Each of the public funds managed by United States Commodity Funds LLC (the “General Partner”) is required, under its limited partnership agreement, to pay expenses relating to brokerage fees; its allocable portion of licensing fees and fees paid to the General Partner’s independent directors; registration fees, legal, accounting and printing expenses for follow-on public offerings; and fees relating to tax accounting and reporting requirements as a limited partnership.  The General Partner, on the other hand, is responsible for paying fees to the Marketing Agent; all offering expenses related to the initial public offering of units; and certain initial implementation fees and base services fees relating to the tax accounting and reporting requirements of the funds.

Separate from this, the General Partner has paid certain of the expenses incurred by the United States Gasoline Fund, LP (“UGA”), the United States Heating Oil Fund, LP (“USHO”) and the United States 12 Month Oil Fund (“US12OF”) during periods when the funds’ net asset values were relatively low when compared to the net asset values of the General Partner’s other larger funds, the United States Oil Fund (“USOF”) and the United States Natural Gas Fund (“USNG”).  The General Partner is under no contractual or other obligation to pay the expenses of these funds, but it has done so in order to ensure that the expense ratios for the smaller funds are not disproportionately higher than for the other larger funds during these periods.  The expense waiver included in the financial statements represents the expenses that the General Partner has paid on behalf of certain of the funds, including UGA.  The General Partner believes that the repayment of these expenses is beneficial to investors. However, the General Partner has no obligation to continue such payments in future quarters.

The General Partner evaluates whether to continue the expense waiver for each fund on a periodic basis. We note that it has discontinued such payments since March 31, 2009 for US12OF.  UGA will provide relevant disclosure in future filings with the Commission about the expense waiver, as applicable.

Composite Performance Data for UGA, page 23

5.	Please tell us how you calculated the rates of return and confirm that you will provide a similar explanation in future filings to clarify the rate of return disclosure.

Response:  The rates of return included in the “Composite Performance Data” for each of the public funds managed by the General Partner are calculated in accordance with Rule 4.25 under Part 4 of the CFTC Regulations promulgated under the Commodity Exchange Act of 1936 that apply to commodity pools.  Specifically, the monthly rate of return is calculated by taking the net performance during a given month and dividing it by the beginning net asset value as of the first of the month.  UGA will include footnote disclosure to the “Composite Performance Data” tables to this effect in future filings with the Commission.

Yolanda Crittendon
October 20, 2009

Prior Performance of the Related Public Funds, page 24

6.	Please tell us why you have included this disclosure. It is not clear why information about the General Partner’s other funds is relevant to disclosure in your annual report.

Response:  Rule 4.25 under Part 4 of the CFTC Regulations promulgated under the Commodity Exchange Act of 1936 require that commodity pools include certain performance disclosures in their disclosure documents.  In addition, the same rule requires performance information of all other pools managed by the same commodity pool operator be included in the disclosure document of the offered pool.  United States Commodity Funds LLC, the general partner of UGA, serves as a commodity pool operator of UGA as well as USOF, US12OF, USNG and USHO, all of which are public commodity pools.  While the CFTC rules specifically refer to disclosure in the offered pool’s disclosure document, or in the case of public commodity pools, the prospectus, the General Partner believes it is important for this information to be included in each of the fund’s annual reports on Form 10-K for the following reasons.  First, USOF, USNG and US12OF all have public floats well in excess of $75 million and have registered their offerings on Form S-3 which allows for the incorporation by reference of periodic reports filed by the issuer.  The annual report on Form 10-K also serves as a post-effective amendment to the S-3 for these issuers.  As a result, if performance disclosure of the offered pool and the other pools managed by the General Partner were not included in the Form 10-Ks, the performance information in the base prospectus would not otherwise be updated to contain more current information.  While neither UGA nor USHO are eligible to register its offering on Form S-3, the General Partner believes that the disclosure in the annual reports for both funds should be comparable to the disclosure found in the annual reports filed by USOF, USNG and US12OF.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 58

7.	We note the disclosure stating the number of baskets redeemed during the fiscal year. Please tell us the number of baskets created during the year and include similar disclosure in future filings.

Yolanda Crittendon
October 20, 2009

Response:  We will include this disclosure in future filings with the Commission.  During the year ended December 31, 2008, UGA issued 13 Creation Baskets.

Item 7. Management’s Discussion and Analysis

Tracking UGA’s Benchmark, page 63

8.
We note your disclosure on page 65 that actual total return exceeded the benchmark in 2008 and that the reason for this can be attributed to the impact of interest earned on cash and cash equivalent holdings.  Please tell us whether expenses that were waived or covered by the General Partner are taken into account when determining the total return percentage.  If so, please clarify this in future filings.  If not, please include disclosure regarding these contributions and their impact on your total return in future filings and quantify their impact, if material.

Response:  UGA confirms that the statement that total return exceeded the benchmark reflects interest earned on UGA’s interests in cash and Treasuries.  In addition, UGA confirms that the expense waiver was also included in such calculation.  UGA will include disclosure in future filings with the Commission, as applicable, clarifying these points

United States Gasoline Fund, LP

Financial Statements and Notes

General

9.
We note that you present and your accountant has opined on the statements of operations, changes in partners’ capital and cash flows for the period February 26, 2008 (commencement of operations) through December 31, 2008 and the period from April 12, 2007 (inception) through December 31, 2007.  It is unclear of why the period January 1, 2008 through February 26, 2008 was not neither opined on nor presented.  Please tell us your basis in GAAP to support this presentation.

Response:  UGA was organized as a limited partnership under the laws of the state of Delaware on April 12, 2007. At that time the General Partner and the initial limited partner contributed a total of $1,000 as capital. From April 12, 2007 to December 31, 2007, there was no activity as represented by zeros in the statement of operations included in UGA’s audited financial statements. On February 26, 2008, UGA commenced operations by issuing an initial creation basket to the initial Authorized Purchaser in UGA’s offering of units. There was no activity from January 1, 2008 to February 25, 2008. The entire period from April 12, 2007 (inception) through December 31, 2008, including the period from January 1, 2008 through February 25, 2008, however, was audited by Spicer Jeffries LLP (“Spicer”), UGA’s independent registered public accounting firm. The financial statements are labeled “For the period from February 26, 2008 (commencement of operations) to December 31, 2008,” so as to inform the reader  that the financial statements contain only ten months of operations reflected in the statement of operations, cash flows and financial highlights included in the notes to the financial statements.  For comparability purposes, this heading is used to inform the reader why certain ratios in the financial highlights are annualized in one year and not in others on a going forward basis. In future filings with the Commission, the audited financial statements for UGA will clearly disclose that all periods since inception were audited by Spicer.

Yolanda Crittendon
October 20, 2009

Note 4 – Contracts and Agreements, pages 87 - 88

10.	Please tell us and consider expanding future disclosures to quantify the respective fees borne by the general partner on your behalf.

Response:  As disclosed in its final prospectus on Form 424(b)(3) dated April 30, 2009, pursuant to the Amended and Restated Limited Partnership Agreement, as amended from time to time, of UGA, UGA is required to pay expenses relating to brokerage fees; its allocable portion of licensing fees and fees paid to the General Partner’s independent directors; registration fees, legal, accounting and printing expenses for follow-on public offerings; and fees relating to tax accounting and reporting requirements as a limited partnership.  The General Partner, on the other hand, is responsible for paying fees to the Marketing Agent; all offering expenses related to the initial public offering of units; and certain initial implementation fees and base services fees relating to the tax accounting and reporting requirements of the funds.  This arrangement is discussed in Note 3 to UGA’s financial statements included in its annual report on Form 10-K.

The management fees, brokerage commissions and other fees paid by UGA during 2008 are separately quantified in UGA’s annual report on Form 10-K under the heading “Expenses Paid by UGA through December 31, 2008 in dollar terms.”  Aside from the expenses relating to the initial offering of units, the only payments made for the year ended December 31, 2008 on behalf of UGA related to the fees paid to the Marketing Agent, to the Custodian and the fees paid in connection with certain initial implementation service fees and base service fees.  The formulas that determine the payments to the Marketing Agent and the Custodian and the estimated payments in connection with certain initial implementation service fees and base service fees are currently disclosed in Notes 3 and 4 to UGA’s financial statements contained in its annual report on Form 10-K.  Since these are obligations of the General Partner, and not of UGA, UGA does not believe these items need to be further quantified in UGA’s financial statements.  UGA further notes that the General Partner’s financial statements are filed with the SEC every six months on Form 8-K and that the General Partner’s financial statements quantify the fees it pays on behalf of UGA and the other public funds it manages.

Yolanda Crittendon
October 20, 2009

United States Commodity Funds, LLC

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page 98

11.
Please clarify whether the general partner consolidates the operations of the Funds.  To the extent such Funds are not being consolidated, tell us, and include in future filings, the basis for not consolidating these Funds based upon the guidance within SOP 78-9 and EITF 04-5.

Response: The General Partner consolidates the limited partnerships it forms (the “Public Funds”) when they are formed and when the General Partner and initial limited partner (a related entity under common control “Affiliate”) contributes $1,000 in connection with their formation. The General Partner consolidates the Public Funds upon formation since, at such time it has control over the Public Funds and it, along with the initial limited partner, owns the entire economic interest or capital in the Public Funds. When the Public Funds commence operations and issue creation basket(s) to the initial Authorized Purchaser, the General Partner and the initial limited partner withdraw 100% of their interest in the Public Funds. Once they have withdrawn their interest, the only capital in the Public Funds is that of the Authorized Purchaser in connection with the purchase of creation basket(s).

SOP 79-8 provides guidance on accounting for investments in real estate ventures and does not apply to regulated investment companies and other entities that are required to account for investments at quoted market value or fair value.  The Public Funds are investment partnerships, similar to investment companies which are required to carry their investments at fair value. If the General Partner retained an ownership interest in the Public Funds, it would be required to carry such interest at fair value on its balance sheet.

SOP 79-8 refers to EITF Issue No. 04-5 (“EITF”) for further guidance. The EITF applies to determining whether a General Partner controls a limited partnership when the limited partners have certain rights. The EITF states that consolidation is not appropriate in circumstances where a general partner, in accordance with generally accepted accounting principles, carries an investment in the limited partnership at fair value. In addition, the EITF refers to kick-out rights by unit holders and states in paragraph 9 “that if unitholders possess substantive kick-out rights, presumption of control by the general partner would be overcome and the general partner would account for its investment in the limited partnership using the equity method of accounting.” In the limited partnership agreements for the Public Funds, a majority of unitholders (66 2/3) can vote to replace the General Partner which would negate the presumption of control noted above.

The scope of SOP 79-8 and EITF Issue No. 04-5 was not intended to be applied to investment companies or investment partnerships such as the Public Funds. The Public Funds are commodity funds and not operating companies, nor are they real estate limited partnerships and, therefore, would not fall under the scope of these pronouncements.

Yolanda Crittendon
October 20, 2009

USCF, as general partner of the Public Funds, has an element of control over the Public Funds since it runs their day-to-day activities and investment decisions. Just as a sponsor of an investment company is deemed to have control of such investment company, it is required to carry its investment in the investment company using the equity method of accounting.  If USCF had an investment in the Public Funds, it would also carry such investment using the equity method of accounting.  However, as noted above, once a Public Fund commences operations, USCF redeems its interest in such Public Fund and no longer has an ownership interest in the Public Fund.

The General Partner relies on the guidance of SOP 07-1 which describes when fair value accounting or the equity method of accounting should be used by an investor, sponsor or General Partner to account for its investment in an investment company or entity (limited partnership) which qualifies as an investment company under the scope of this guide. This SOP defines the Public Funds as investment companies for the use of fair value accounting.  Paragraph 30 of SOP 07-1 states, “An investment company that is within the scope of the Guide may be (a) a subsidiary of another company (b) an investment of an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to collectively as parent company or equity method investor).”  If so, the investment accounting should be retained in the financial statements of the parent company or equity method investor.

If USCF was required to consolidate the assets, liabilities, income and expenses of the Public Funds in its financial statements by virtue of having “control” of the Public Funds as stated in SOP 79-8 and EITF Issue No. 04-5, the financial statements of USCF would reflect an increase in assets and liabilities of billions of dollars, all of which would be treated as a non-controlling interest recorded in the equity section (prior to January 1, 2009, minority interest above the equity section) of the balance sheet.  Since the General Partner has no equity interest in any of the Public Funds after the initial creation basket is issued (commencement of operations), this treatment would not accurately characterize the nature of the General Partner’s interest, or lack of , in the Public Funds.

Note 3 – Capitalization and Related Party Transactions, pages 101 - 102

12.
We note that you have recognized $311,038 as expense waiver expense for the year ended December 31, 2008.  We also note the general partner has agreed to pay certain expenses that exceed 15 basis points of the net asset value of USHO, UGA, or US12OF, which is estimated to be $360,000 for the year ended December 31, 2008.  Clarify whether these expenses that the general partner has agreed to pay represent the amount recognized as expense waiver expense in the financial statements.  If so, please explain the discrepancy between the amounts recognized on your statement of operations with the amounts presented within your note disclosures.  If the waiver expense does not represent such expenses, please explain the nature of the expense waiver balance.

Yolanda Crittendon
October 20, 2009

Response:  The amount included in the financial statements of the General Partner as a liability in the amount of $311,038 agrees to the expense waiver amounts (or, receivable from the General Partner) recorded by USHO, UGA and US12OF included in their respective Form 10-Ks as filed for the year ended December 31, 2008. The $360,000 amount included in Note 3 to the financial statements was an estimate made by management which was in excess of the actual amount incurred by the Funds.  Such estimate was previously made in connection with the accrual of amounts to be paid in connection with the expense waiver.

Item 11. Executive Compensation

Director Compensation, page 108

13.
Please add appropriate narrative disclosure to explain the variance in the fees paid to your directors.  Refer to Item 402(k)(3) of Regulation S-K.  Provide this information in your response and confirm that you will include such disclosure in your future filings.

Response:  Messrs. Gordon, Ellis and Fobes are the independent directors and the members of the audit committee of the General Partner and are compensated for acting in such capacity.  Mr. Fobes, as the chairman of the audit committee, has additional responsibilities and, therefore, receives additional compensation.

UGA will include the following disclosure in future filings with the Commission as a footnote to the Directors’ Compensation table:

“Mr. Fobes serves as chairman of the audit committee of the General Partner and receives additional compensation in recognition of the additional responsibilities he has undertaken in this role.”

Exhibits

14.
We note that you have incorporated by reference the forms of various agreements rather than executed agreements.  Please tell us why you have not filed executed copies of these agreements.  Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Response:  UGA will file the executed versions of its agreements, including the Marketing Agent Agreement, the Custodian Agreement  and the Administrative Agency Agreement, in future filings with the Commission.  With respect to its Authorized Purchaser Agreement, UGA has entered into authorized purchaser agreements with multiple counterparties, each of which individually does not differ materially from the “Form of” agreement filed on January 11, 2008, in connection with its initial offering of units.  In addition, no individual authorized purchaser agreement is considered to be material to the operations of UGA.

Yolanda Crittendon
October 20, 2009

FORM 10-K/A FILED ON AUGUST 19, 2009

15.
We note you have only filed the amended financial statements of your General Partner.  Please note that the amendment must contain the complete text of the item being amended.  Please revise to file the complete text of Item 8, which includes the financial statements of the company and your General Partner.

Response:  As indicated in the explanatory note to the amended annual report on Form 10-K, the 10-K/A was filed to include the financial statements of the General Partner which were restated to accurately reflect the accounting for income taxes of the General Partner after its management concluded that there were errors associated with the accounting for income taxes.  The restatement had no effect on the financial statements of UGA which were included in the annual report on Form 10-K filed on March 31, 2009.  Only the General Partner financial statements were filed with the amended annual report on Form 10-K/A in order to minimize potential investor confusion.  This was clearly explained in the “Explanatory Note” in the Form 10-K/A.  As a result, UGA believes that filing an amended 10-K/A to include financial statements of both UGA and the General Partner that would be identical to the two sets of  financial statements already filed with the Commission would only serve to confuse investors and the market.

*                      *                       *

In connection with the submission of our responses, the United States Commodity Funds LLC in its capacity as the general partner of United States Gasoline Fund, LP hereby acknowledges that:

•	UGA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	UGA may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yolanda Crittendon
October 20, 2009

We hope that you will find these responses satisfactory.  If you have questions or further comments, please call the undersigned at 510.522.9600.

UNITED STATES GASOLINE FUND, LP

By: United States Commodity Funds LLC, its general partner

By:	/s/ Howard Mah
Name: Howard Mah
Title: Chief Financial Officer

cc:	James M. Cain, Esq. W. Thomas Conner, Esq.